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                          September 21, 2022

       Antonio Migliarese
       Chief Financial Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, Washington 98660

                                                        Re: CytoDyn Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2022
                                                            File No. 333-267426

       Dear Mr. Migliarese:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mary Ann Frantz, Esq.